СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

March 28, 2007 N 01-19/751

RECEIVED
2007 APR -3 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY "COURIER"

Mail Stop 3628
Office of International Corporate Fi[redacted]
Division of Corporation Finance
U.S. Securities and Exchange Commiss
100 F Street, N.E.
Washington, DC 20549

07022078

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *February 01, 2007* and *February 28, 2007*. Annex B, attached hereto, contains a complete set of English language translations, versions, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Э. Томи

dw 4/3

Enclosures

cc: Depositary Receipts JPMorgan
Daniela Utane

OOO LeBoeuf, Lamb, Greene & MacRae
Mark Banovich

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *February 1, 2007 and February 28, 2007*

1. Notification on the essential fact "Including issuer's securities in the list of the securities permitted for trading by the organizer of trade in the securities market and taking issuer's securities off the said list" dated 19 February, 2007;

2. Information Message /Trading in 4th Issue Bonds of OJSC North-West Telecom Has Started at the MICEX Stock Exchange dated 14 February, 2007;

3. Quarterly report OJSC "North-West Telecom" for the 4th quarter of the year 2006 *.

RECEIVED
2007 APR -3 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

* This document will be sent SEC after translation from Russian into English

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE ISSUER'S SECURITIES

INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company "North-West Telecom"*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

2. Contents of the notification

2.1. Full official name (name) of the organizer of trade in the securities market *Russian Trading System Stock Exchange Open Joint-Stock Company*

2.2. Form, category and type of Issuer's securities included in the list of the securities permitted for trading by the organizer of trade in the securities market:

2,000,000 series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care at a face value of 1,000 roubles each (The State registration No. of the issue: 4-04-00119-A of 31st October 2006)

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, in which Issuer's securities are included; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been included in the section of the List "Securities permitted for circulation but not included in the quoting lists"*

2.5. Date of the Stock Exchange notification receiving: *19th February 2007*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date: 19th February 2007 Official seal

RECEIVED
2007 APR -3 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Last modifed: 2007-02-19 10:48

14 February 2007 year.

Information Message /Trading in 4th Issue Bonds of OJSC North-West Telecom Has Started at the MICEX Stock Exchange

On 13th February 2007 trading in 4th issue bonds of OJSC North-West Telecom has started at the MICEX Stock Exchange. The decision on admitting the bonds for the trading was taken in accordance with the Rules of Listing, Admitting for Offering and Circulation of Securities and the Rules of Conducting Trading in Securities at the MICEX Stock Exchange.

The bonds trading code is RU000A0JNZB3, the ISIN code is RU000A0JNZB3.

The bonds were floated at the MICEX Stock Exchange on 14th December 2006. The issue worth of 2 billion roubles was fully and successfully floated for one day.

Payment of 20 quarterly coupons is planned for the 4th issue. The rate of the 1st coupon was established at 8.10% per annum. The rates of the 2nd-20th coupons are equal to the rate of the 1st coupon.

The bonds circulation period is 5 years with the possibility of a pre-term retirement, if OJSC N.W.Telecom wishes so, on the 728th day from the date of the floatation start. The amount of bonus to be paid in case of early retirement will be 20 roubles per bond.

A stage-by-stage retirement of the 4th issue bonds is provided for on the following dates:

- on the 1092nd day from the date of floatation start – retirement of 25% of the face value,
- on the 1456th day – retirement of 25% of the face value,
- and on the 1820th day – retirement of 50% of the bonds face value.

Co-organizers of the loan: *CJSC ING BANK (EURASIA) and OJSC ACB Svyaz-Bank. Financial consultant of OJSC N.W.Telecom in organizing the issue: CJSC Russian Industrial Bank. Co-Underwriters: OJSC ACB Soyuz, OJSC Sberbank (Savings Bank) of Russia, CJSC ACB Novicombank, CJSC Nomos-Bank, Standard Bank.*

Today the 2nd and 3rd bonded loans of OJSC N.W.Telecom are being traded at the MICEX Stock Exchange as well. Ticker tapes: RU0009153738 and RU000A0DZQM6 respectively

Все права на публикацию и использование данного текста принадлежат владельцу сайта http://www.nwtelecom.ru.

END